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                                  Hybrid Networks, Inc.
                                6409 Guadalupe Mines Road
                                San Jose, California 95120
                                     (408) 323-6500

                                     August 17, 2001


VIA EDGAR AND FACSIMILE


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Edward M. Kelly
           Division of Corporate Finance

             Re: Hybrid Networks, Inc.
                 Registration Statement on Form S-3
                 File No. 333-58696

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Form S-3 Registration Statement No. 333-56896 together with all exhibits and amendments thereto (the "REGISTRATION STATEMENT") of Hybrid Networks, Inc. (the "REGISTRANT") that was originally filed with the Securities and Exchange Commission on April 11, 2001. In light of a change in the securities held by the selling stockholder named in the Registration Statement, the Registrant has determined not to effect the public offering to which the Registration Statement relates at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for an order granting the immediate withdrawal of the Registration Statement.

                                         HYBRID NETWORKS, INC.

                                         By: /s/ JUDSON W. GOLDSMITH
                                             -----------------------------------
                                             Judson W. Goldsmith
                                             Vice President, Finance and
                                             Chief Financial Officer